SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2008
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes               No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2008, incorporated by reference herein:

Exhibit

99.1    Release dated February 21, 2008, entitled “INTERIM REPORT TO SHAREHOLDERS
           FOR THE QUARTER ENDED 31 DECEMBER 2007”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: February 21, 2008
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

INTERIM REPORT TO SHAREHOLDERS FOR THE QUARTER AND
SIX MONTHS ENDED 31 DECEMBER 2007
2008 FINANCIAL YEAR
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa • Registration No. 1895/000926/06
JSE share code: DRD • ISIN code: ZAE000058723
Issuer code: DUSM • NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)
KEY FEATURES
• Sale of stake in Emperor completed
• Healthy cash balance
• Production impacted at Blyvoor due to a DME-imposed mine stoppage and at ERPM due to a sub-shaft man-winder motor problem
• Two-year wage settlement reached
• Measures to manage ‘December’ factor deliver results
REVIEW OF OPERATIONS
Quarter
Quarter
Quarter
6 months
6 months
6 months
Dec
Sep
%
Dec
to 31 Dec
to 30 Jun
to 31 Dec
Group
2007
2007
Change
2006
2007
2007
2006
South African operations
oz
77 259
89 157
(13)
87 322
166 416
155 835
178 661
kg
2 403
2 773
(13)
2 716
5 176
4 847
5 557
Discontinued operations
oz
3 394
10 033
(66)
44 803
13 427
38 999
103 661
kg
106
311                (66)
1
393
417
1 213
3 222
Group
oz
80 653
99 190
(19)
132 125
179 843
194 834
282 322
kg
2 509
3 084
(19)
4 109
5 593
6 060
8 779
Cash operating costs
South African operations
US$ per oz
703
584                (20)
505
639
580               504
ZAR per kg
153 690
133 673
(15)
119 388
142 966
133 990
117 565
Discontinued operations
US$ per oz
1 336
1 017
(31)
659
1 098
753               604
ZAR per kg
281 613
233 707
(20)
155 940
245 885
177 623
140 940
Group
US$ per oz
730
628               (16)
558
673
615               541
ZAR per kg
159 094
143 761
(11)
131 780
150 639
142 724
126 144
Gold price received
US$ per oz
797
693                 15
617
739
671               621
ZAR per kg
173 606
158 598
9
145 909
165 254
154 892
144 892
Capital expenditure
US$ million
6.7
5.1              (31)
11.5
11.8
17.3              25.7
ZAR million
45.3
36.5              (24)
84.5
81.8
124.5            186.1
GROUP RESULTS
Gold production oz
SA Operations
oz
R million
50 000
60 000
70 000
80 000
90 000
100 000
Mar 07
Jun 07
Sep 07
Dec 07
Revenue
SA Operations
Mar 07
Jun 07
Sep 07
Dec 07
300
350
400
450
Cash operating costs
Exhibit 99.1

STOCK

Issued capital
376 141 981 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 393 444 511
Stock traded
JSE
NASDAQ
Average volume for the quarter per day (’000) 643 2 101
% of issued stock traded (annualised) 45 146
Price • High R6.55 US$1.029
• Low R4.70 US$0.697
• Close R5.40 US$0.710
FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or
achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the
Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2007, which we filed with the United States
Securities and Exchange Commission on 14 December 2007 on Form
20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-
looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
I am saddened to report that two employees died at the Blyvooruitzicht
Gold Mining Company Limited (“Blyvoor”) in underground work related accidents, during the quarter under review. Mr Ncedile Loloni, a loco guard, died in a tramming accident and Mr Abram Pwetwe, a stoper, died after being struck by a slab of rock scaled from the working face. In addition to the above, Blyvoor has also reported disappointing increases in its dressing station injury frequency rate (“DSIFR”), from 40.35 to 43.6, its disabling injury frequency rate (“DIFR”), from 6.44 to 6.79, and its reportable injury frequency rate (“RIFR”), from 2.97 to 3.02.
At the East Rand Proprietary Mines Limited (“ERPM”), while the DSIFR improved from 67.60 to 60.50, the DIFR deteriorated from 6.33 to 8.43 and the RIFR from 3.21 to 6.32. Crown's DSIFR deteriorated from 13.98 to 18.22, the DIFR from 5.99 to 7.09, and the RIFR from 0.99 to 2.02.
Given these disappointing results, it is apposite that we have launched a behaviour-based safety initiative. Recent research indicates that behaviour is the cause of 76% of accidents, conditions and behaviour the cause of
20%, and conditions the cause of 4%.
On a positive note, Blyvoor's 10th consecutive win in 2007 of the West
Rand Mine Managers' Association Inter-Mine Safety Competition with a
RIFR of 3.136 was announced early in the current quarter.
Production
Group gold production from continuing operations for the quarter under review was 13% lower at 77 259oz.This was due primarily to the loss of seven production shifts at the Blyvoor mine in October 2007 arising from a stoppage imposed by the Department of Minerals and Energy's (“DME”)
Safety Inspectorate on underground mining operations following the afore-
mentioned two fatalities, and to breakdowns of the main ventilation fan and sub-shaft man-winder motor at ERPM.The December month year on year was positive for both Blyvoor and ERPM.
Financial
Revenue was 4% lower at R416.9 million as a result of the lower gold production. After accounting for cash operating costs, virtually unchanged at R369.3 million, cash operating profit was 24% lower at R47.6 million.
Share Price
4.0
4.5
5.0
5.5
6.0
Mar 07
Jun 07
Sep 07
Dec 07
Rand

Board appointments
It was with great pleasure that we announced during the quarter the appointment of Edmund Jeneker to the DRDGOLD Board of
Directors. Edmund has extensive experience in business strategy and general management. We look forward enormously to his contribution to the company.
Looking ahead
While we remain firmly of the view that the Safety Inspectorate's seven-
day stoppage of underground production during the quarter - with such serious consequences for the performance of the operation and the company as a whole - was unnecessary, it is pleasing to report that subsequently the parties are addressing their mutual concern about mine safety in a more pragmatic and constructive manner.
The breakdowns at ERPM demonstrate clearly the importance of ongoing, substantive infrastructure maintenance. From the outset, this has been a key element in our drive to return the South African operations to sustainable levels of stability, and will continue to be so into the future. In addition to growth, there is no other more sensible application of the company's healthy cash reserves.
Various role-players have voiced their disquiet regarding the implications for the South African mining industry of the electricity supply shortage, now and going forward.We share this concern of course, but believe that the most constructive course of action is for Government, Eskom and key, major consumers, such as ourselves, to continue to co-operate in both finding and applying workable solutions.We have, for example, some track record of success in working with Eskom over the past two years in effecting meaningful power savings at our Blyvoor operations. Co-
operation between the parties most recently has resulted in Eskom committing to the provision of advance warning of impending power cuts which at least allows for a measure of planning and for safety at our operations.
We continue apace with project developments at each of our South African operations. At Blyvoor, delays on the Way Ahead ore replacement project will be made up and early, low-level production is expected to start, on schedule, in the September 2008 quarter. Exploration drilling to evaluate the south-west, down-dip extension of the ore body south of the Boulder
Dyke is under way. At ERPM, the DME has approved overstoping of the exploration development into Extension 1, which will permit upgrading from a measured and indicated resource to a proven and probable reserve for the June 2008 annual ore reserve declaration.At Crown – now that the
Gauteng Heritage Resources Authority has dropped its opposition to our recovery of the Top Star dump we are ready to begin work almost as soon as a positive response from the DME to our application for a mining licence is received. At our Ergo 50:50 Joint Venture with Mintails, Phase 1 development is progressing and we look forward to the start of gold production from the refurbished Brakpan plant during the last quarter of this year.
JOHN SAYERS
Chief Executive Officer
21 February 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

Quarter
Quarter
Quarter     6 months to
6 months to 6 months to
Dec
Sep Dec
31 Dec
30 Jun 31 Dec
2007
2007 2006
2007
2007 2006
(Unaudited)
Rm
Rm Rm
Rm
Rm Rm
Continuing operations
Gold and silver revenue
416.9
433.0                 390.6               849.9
738.0                 796.8
Cash operating costs
(369.3)
(370.7) (324.3)
(740.0)
(649.3) (653.4)
Cash operating profit
47.6
62.3                   66.3
109.9
88.7                 143.4
Administration and general other costs
(17.7)
(22.8) (37.4)
(40.5)
(41.9) (64.4)
Share-based payments
(0.9)
0.5                  (0.5)
(0.4)
(3.7) (3.9)
Care and maintenance costs
(2.8)
(2.5) (2.8)
(5.3)
(5.7) (4.9)
Profit from operations
26.2
37.5                   25.6                 63.7
37.4                   70.2
Retrenchment costs
(5.1)
(1.1) –
(6.2)
(0.8) –
Investment income
15.4
(2.3) 16.2
13.1
11.5                     9.2
Finance expense
(4.8)
(8.4) (22.8)
(13.2)
9.3                 (30.6)
Net operating profit
31.7
25.7                   19.0                57.4
57.4                   48.8
Rehabilitation
(4.8)
(4.7) (3.1)
(9.5)
(13.8) (6.2)
Depreciation
(19.9)
(19.7) (22.4)
(39.6)
(29.4) (34.6)
Loss on financial instruments
(0.8)
– –
(0.8)
(8.6) –
Movement in gold in process
1.3
(0.6) 0.6
0.7
1.5                   1.4
Profit/(loss) before taxation
7.5
0.7                  (5.9)
8.2
7.1                   9.4
Taxation
(3.5)
–                   (0.2)
(3.5)
(0.4) (0.3)
Profit/(loss) after taxation
4.0
0.7                  (6.1)
4.7
6.7                    9.1
Profit/(loss) on sale of investments
–
12.0                  (7.8)
12.0
(0.2) (7.8)
Impairments
–
–                   15.6
–
2.4                  15.6
Discontinued operations
Loss for the period from discontinued operations
6.6
(56.6) (140.1)
(50.0)
(150.0) (235.8)
Profit on sale of investments
118.3
1 008.0 –
1 126.3
90.8                     0.1
Impairment from discontinued operations
(44.4)
–                (783.1)
(44.4)
(112.8) (783.1)
Net profit/(loss) for the period
84.5
964.1                (921.5)
1 048.6
(163.1) (1 001.9)
Attributable to:
Minority interest
(8.7)
207.0                (194.1)
198.3
(32.1) (208.4)
Ordinary shareholders of the company
93.2
757.1                (727.4)
850.3
(131.0) (793.5)
84.5
964.1                (921.5)
1 048.6
(163.1) (1 001.9)
Headline profit/(loss) per share – cents
– From continuing operations
1.1
0.2                  (1.9)
1.3
1.9 2.8
– From total operations
2.4
(11.7) (47.5)
(9.2)
(32.0) (68.5)
Basic profit/(loss) per share – cents
– From continuing operations
1.1
3.4                (11.7)
4.4
(18.9) (9.0)
– From total operations
24.8
201.8               (220.9)
226.3
(37.9) (244.0)
Calculated on the weighted average ordinary
shares issued of:
376 141 981
375 196 329 329 252 570
375 669 155
345 793 620 325 172 488
Diluted headline profit/(loss) per
share – cents
2.4
(11.7) (47.5)
(9.2)
(32.0) (68.5)
Diluted basic profit/(loss) per
share – cents
24.8
201.8               (220.9)
226.3
(37.9) (244.0)
The condensed consolidated financial statements below are prepared in accordance with International Financial
Reporting Standards (“IFRS”)

SEGMENTAL INFORMATION

As at
As at As at As at
31 Dec
30 Sep 30 Jun 31 Dec
2007
2007 2007 2006
(Unaudited)
Rm
Rm Rm Rm
Assets
Property, plant and equipment
652.3
627.0                     649.8                      680.3
Investments
57.7
59.8                       59.7                       61.8
Environmental rehabilitation trust funds
82.8
79.2                       75.8                       67.0
Current assets
956.6
1 177.0 1 161.9 1 178.3
Inventories
69.2
58.2                     108.7                     109.5
Trade and other receivables
123.2
58.9                       65.0                      68.4
Financial assets
–
–                         6.0                       9.8
Cash and cash equivalents
749.2
425.4                      135.3                    134.3
Assets classified as held for sale
15.0
634.5                      846.9                    856.3
1 749.4
1 943.0 1 947.2 1 987.4
Equity and liabilities
Equity
1 130.2
1
251.8                     143.5                      109.5
Shareholders' equity
1 083.5
1 073.8 141.2 77.1
Minority shareholders’ interest
46.7
178.0                         2.3
32.4
Long-term liabilities
49.2
49.2                        49.2
278.0
Post-retirement and other employee benefits
21.5
20.9                        26.0                      21.1
Provision for environmental rehabilitation
288.3
279.8                      282.6                     281.4
Deferred mining and income taxes
–
–                      104.3                      99.5
Current liabilities
260.2
341.3                   1
341.6                   1
197.9
Trade and other liabilities
260.2
250.8                      422.1                     450.5
Financial liabilities
–
–                           –
207.5
Current portion of long-term liabilities
–
–                      790.3                     406.8
Liabilities classified as held for sale
–
90.5                      129.2                     133.1
1 749.4
1 943.0 1 947.2 1 987.4
Quarter Dec 2007
Quarter Sep 2007
South
South
Africa     Discontinued
Other
Africa Discontinued Other
(Unaudited)
Rm
Rm
Rm
Rm Rm Rm
Gold and silver revenue
416.9                   18.6
–                 433.0                  66.3
–
Cash operating costs
(369.3)
(29.8)
–
(370.7) (72.7) –
Cash operating profit/(loss)
47.6
(11.2)
–
62.3                   (6.4)
–
Administration and general other costs
(12.5)
(14.9)
(5.2)
(13.8) (13.5) (9.0)
Share-based payments
–                      –
(0.9)
–                       –
0.5
Exploration costs
–                      –                       –                       –                  (7.1)
–
Care and maintenance costs
–                      –
(2.8)
–                       –
(2.5)
Profit/(loss) from operations
35.1
(26.1)
(8.9)
  48.5                (27.0)
(11.0)
Retrenchment costs
(0.9)
–                  (4.2)
(0.4)
–                  (0.7)
Investment income
3.3                  (0.2)
  12.1                     4.8                (24.8)
(7.1)
Finance expense
(6.8)
0.6                    2.0                   (6.3)
(29.6) (2.1)
Net operating profit/(loss)
30.7
(25.7)
1.0
  46.6                (81.4)
(20.9)
Rehabilitation
(3.6)
(3.8)                  (1.1)
(3.6)
–                   (1.1)
Depreciation
(24.1)
5.4                    4.1
(23.9) (6.2) 4.2
Profit/(loss) on financial instruments
–                  (1.0)
(0.8)
–                    0.6                       –
Movement in gold in process
1.3                    2.8
–                   (0.7)
(12.4) 0.1
Profit/(loss) before taxation
4.3
(22.3)
3.2
18.4                 (99.4)
(17.7)
Taxation
(3.5)
0.7                       –
–                 (31.8)
–
Deferred taxation
–                  28.2
–
–                   74.6
–
Profit/(loss) after taxation
0.8
6.6
3.2
18.4                 (56.6)
(17.7)
CONDENSED CONSOLIDATED BALANCE SHEET

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Quarter
Quarter
Quarter     6 months to
6 months to 6 months to
Dec
Sep Dec
31 Dec
30 Jun 31 Dec
2007
2007 2006
2007
2007 2006
(Unaudited)
Rm
Rm Rm
Rm
Rm Rm
Balance at the beginning of the period
1 251.8
143.5              1
093.3               143.5
109.5              1
015.3
Share capital issued
0.9
26.6                  84.7                 27.5
197.2                 126.2
– for acquisition finance and cash
–
28.0                  88.2                 28.0
186.3                 128.2
– for share options exercised
–
–                    0.7                     –
–                    1.0
– increase in share-based payment reserve
0.9
(0.5) 0.5
0.4
11.8                    3.9
– for costs
–
(0.9) (4.7)
(0.9)
(0.9) (6.9)
Net profit/(loss) attributed to ordinary
shareholders
93.2
757.1               (727.4)
850.3
(131.0) (793.5)
Net (loss)/profit attributed to minority
shareholders
(8.7)
207.0               (194.1)
198.3
(32.1) (208.4)
(Decrease)/increase in minorities
  (152.1)
–                   18.5
(152.1)
–                   18.5
Currency translation adjustments and other
(54.9)
117.6               (165.5)
62.7
(0.1) (48.6)
Balance as at the end of the period
1 130.2
1 251.8 109.5
1 130.2
143.5                 109.5
Reconciliation of headline loss
Net profit/(loss)
93.2
757.1               (727.4)
850.3
(131.0) (793.5)
Adjusted for:
– Impairments
–
–                 (15.6)
–
86.4                 (15.6)
– Impairment from discontinued operations
44.4
–                  783.1                44.4
24.1                 783.1
– Minority share of impairment
–
–                       –                      –
(13.8)
– Minority share of impairment from
discontinued operations
(9.5)
–               (204.4)
(9.5)
(5.1) (204.4)
– Profit on sale of discontinued operations
(118.3)
(1 008.0) –
(1 126.3)
(90.8) (0.1)
– Minority share of profit on sale
of investments
(0.6)
219.0                       –
218.4
19.2                       –
– Profit on sale of investments
–
(12.0) 7.8
(12.0)
0.2                    7.8
Headline loss
9.2
(43.9) (156.5)
(34.7)
(110.8) (222.7)
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Quarter
Quarter
Quarter      6 months to
  6 months to
6 months to
Dec
Sep Dec
31 Dec
30 Jun 31 Dec
2007
2007 2006
2007
2007 2006
(Unaudited)
Rm
Rm Rm
Rm
Rm Rm
Net cash in/(out)flow from operations
13.3
(35.1) (84.2)
(21.8)
(51.9) (95.7)
Working capital changes
(373.5)
(274.6) 57.2
(648.1)
108.7                 128.4
Net cash in/(out)flow from investing activities
240.9
1 870.4 (72.1)
2 111.3
(134.2) (177.9)
Net cash in/(out)flow from financing activities
20.1
(1 059.6) (203.4)
(1 039.5)
109.8               (165.0)
(Decrease)/increase in cash and cash equivalents
(99.2)
501.1               (302.5)
401.9
32.4               (310.2)
Translation adjustment
(48.9)
258.5                (46.0)
209.6
(63.4) (10.1)
Opening cash and cash equivalents
897.3
137.7                 517.2              137.7
168.7                  489.0
Closing cash and cash equivalents
749.2
897.3                 168.7              749.2
137.7                 168.7
Cash classified as assets held for sale included
in the closing balance
–
471.9 34.4
–
2.4 34.4
Reconciliation of net cash outflow
from operations
Net operating profit
31.7
25.7                  19.0                 57.4
57.4                   48.8
Net operating loss from discontinued
operations
(25.7)
(81.4) (101.2)
(107.1)
(85.2) (143.4)
6.0
(55.7) (82.2)
(49.7)
(27.8) (94.6)
Adjusted for:
Interest provision
(3.9)
3.9                  (7.0)
–
– –
Amortisation of convertible cost
–
– 1.8
–
0.8                   3.5
Financial instruments
1.8
(0.6) 23.7
1.2
23.8                  27.9
Unrealised foreign exchange loss/(gain)
4.2
38.1                  (9.8)
42.3
(14.0) 6.6
Growth in Environmental Trust Funds
(2.0)
(1.8) (2.3)
(3.8)
(5.0) (3.1)
Other non-cash items
8.4
38.5                  36.8                 46.9
4.6                   40.2
Interest paid
(1.6)
(34.2) (44.3)
(35.8)
(19.7) (56.5)
Taxation paid
0.4
(23.3) (0.9)
(22.9)
(14.6) (19.7)
Net cash in/(out)flow from operations
13.3
(35.1) (84.2)
(21.8)
(51.9) (95.7)

South African operations
Blyvoor
Quarter
Quarter Quarter
6 months
6 months 6 months
Dec
Sep % Dec
to 31 Dec
to 30 Jun to 31 Dec
2007
2007 Change 2006
2007
2007 2006
Ore milled
Underground t'000
164
194               (15)
183
358
325               365
Surface t'000
937
856                  9
896
1 793
1 832 1 862
Total t'000
1 101
1 050 5 1 079
2 151
2 157 2 227
Yield
Underground g/t
4.80
5.03                (5)
5.06
4.92
4.84             5.10
Surface g/t
0.30
0.31                (3)
0.32
0.31
0.36             0.32
Total g/t
0.97
1.18               (18)
1.12
1.07
1.04             1.11
Gold produced
Underground oz
25 302
31 347 (19) 29 772
56 649
50 574 59 897
kg
787
975                (19)
926
1 762
1 573 1 863
Surface oz
9 131
8 488 8 9 099
17 619
21 347 19 451
kg
284
264                   8
283
548
664               605
Total oz
34 433
39 835 (14) 38 871
74 268
71 921 79 348
kg
1 071
1 239 (14) 1 209
2 310
2 237 2 468
Cash operating costs
Underground US$ per oz
823
667                (23)
582
736
687               605
ZAR per kg
179 621
152 673 (18) 137 586
164 709
158 655 141 059
ZAR per tonne
862
767                (12)
696
811
768               720
Surface US$ per oz
418
406                 (3)
313
412
274               303
ZAR per kg
91 415
92 992 2 73 926
92 175
63 187 70 540
ZAR per tonne
28
29                   3
23
28
23                23
Total US$ per oz
715
611                (17)
519
659
564               531
ZAR per kg
156 232
139 956 (12) 122 685
147 502
130 317 123 772
ZAR per tonne
152
165                   8
137
158
135               137
Cash operating profit US$ million
2.9
2.8                  4
3.5
5.7
6.8               6.7
ZAR million
19.6
20.0                 (2)
25.4
39.6
49.2             48.4
Capital expenditure (net) US$ million
2.5
1.9               (32)
2.3              4.4
4.5               5.0
ZAR million
17.0
13.7               (24)
16.9
30.7
32.5              36.0
Total gold production was 14% lower at 34 433oz, reflecting a 19% drop in underground gold production to 25 302oz. This was primarily a consequence of seven production shifts lost due to a stoppage imposed by the DME's Safety Inspectorate in October 2007 on underground mining operations following two fatalities.
Throughput from underground was 15% lower at 164 000t. The average underground yield was 5% lower at 4.80g/t, mainly due to the depletion of available ground in the Savuka boundary area. New mining face resulting from the Way Ahead Project will help to make up for this depletion.
Gold production from surface sources was 8% higher at 9 131oz, reflecting a 9% increase in throughput to 937 000t in order to partially offset the negative impact of the afore-mentioned stoppage of underground mining. The average surface yield was slightly lower at 0.30g/t due to increased throughput of lower-grade rock dump material.
Measures taken to minimise the impact of the Christmas break realised a production increase from underground year on year for the month of
December of 10%.
Total cash operating costs rose by 17% to $715/oz as a result of lower gold production from underground driving underground cash operating costs
23% higher to $823/oz. Surface cash operating costs rose by 3% due to higher screening volumes. Cash operating profit was held steady at
R19.6 million due to the higher average gold price received.
Capital expenditure increased by 24% to R17 million, the major items being raise boring costs associated with the development of a new ore pass system to permit the splitting of ore and waste and the installation of back-up power cabling for production and pumping at No 4 Shaft.
Development work on the Way Ahead Project fell slightly behind owing to the need to rehabilitate portions of the tunnel on 27 Level. Opening up and equipping continues however, on 27, 29, 31 and 33 levels, with early low-level production expected to begin, on schedule, during the first quarter of the new financial year.
KEY OPERATING AND FINANCIAL RESULTS
Production oz
32 000
34 000
36 000
38 000
40 000
Mar 07
Jun 07
Sep 07
Dec 07
Revenue
Cash operating margin R million
Mar 07
Jun 07
Sep 07
Dec 07
125
150
175
200
Cash operating costs
R million
Gold production oz
oz

Crown
Quarter
Quarter Quarter
6 months
6 months 6 months
Dec
Sep % Dec
to 31 Dec
to 30 Jun to 31 Dec
2007
2007 Change 2006
2007
2007 2006
Ore milled t'000
2 138
2 147 – 2 231
4 285
4 118 4 287
Yield g/t
0.30
0.35               (14)
0.41
0.33
0.35             0.41
Gold produced oz
20 737
24 371 (15) 29 643
45 108
45 847 57 164
kg
645
758               (15)
922
1 403
1 426 1 778
Cash operating costs US$ per oz
617
515                (20)
399
562
499               411
ZAR per kg
134 798
117 825 (14) 94 268
125 628
115 215 95 801
ZAR per tonne
41
42                   2
39
41
40                40
Cash operating profit US$ million
3.6
4.1               (12)
6.2               7.7
7.4             11.7
ZAR million
24.6
29.3               (16)
46.0
53.9
53.1             85.1
Capital expenditure (net) US$ million
0.3
0.2               (50)
0.5              0.5
2.7               1.5
ZAR million
2.2
1.5               (47)
3.8              3.7
19.1             10.9
Gold production was 15% lower at 20 737oz due to a 14% decrease in the average yield to 0.30 g/t.This reflects the impact of higher volumes of 3L2 dump material reporting to the Crown plant which is lower in grade than the depleted sand material treated previously.Throughput was unchanged at 2 138 000t.
Cash operating costs rose by 20% to $617/oz, primarily a consequence of lower production and the implementation of wage increases. Cash operating profit was 16% lower at R24.6 million.
We await a response from the DME to the company's application for a licence to mine the Top Star dump. A significant positive development during the quarter was notification published in the Gauteng Provincial Government Gazette from the Gauteng Heritage Resources Authority that it has lifted its objection to the mining of the dump.
Top Star is estimated to contain some 5.2 million tonnes of material at a recovered grade of 0.47g/t, yielding 78 000oz of gold. It is planned to retreat this material through the Crown plant over a 20-month period at a rate of approximately 260 000 tonnes per month.
ERPM
Quarter
Quarter Quarter
6 months
6 months 6 months
Dec
Sep % Dec
to 31 Dec
to 30 Jun to 31 Dec
2007
2007 Change 2006
2007
2007 2006
Ore milled
Underground t'000
72
85               (15)
64
157
129               140
Surface t'000
504
506                   –
388
1 010
930               823
Total t'000
576
591                 (3)
452
1 167
1 059 963
Yield
Underground g/t
7.11
6.47                  10
7.06
6.75
6.08             7.30
Surface g/t
0.35
0.45                (22)
0.34
0.40
0.43             0.35
Total g/t
1.19
1.31                 (9)
1.29
1.25
1.12             1.36
Gold produced
Underground oz
16 463
17 684 (7) 14 532
34 147
25 206 32 857
kg
512
550                 (7)
452
1 062
784             1
022
Surface oz
5 626
7 267 (23) 4 276
12 893
12 861 9 292
kg
175
226                (23)
133
401
400               289
Total oz
22 089
24 951 (11) 18 808
47 040
38 067 42 149
kg
687
776                (11)
585
1 463
1 184 1 311
Cash operating costs
Underground US$ per oz
777
647                (20)
627
710
775               562
ZAR per kg
170 171
148 145 (15) 148 044
158 765
178 953 130 998
ZAR per tonne
1 210
955                (27)
1 046
1 072
1 088 956
Surface US$ per oz
729
512                (42)
704
606
577               647
ZAR per kg
159 537
117 159 (36) 166 173
135 653
133 335 150 938
ZAR per tonne
55
52                 (6)
57               54
57                53
Total US$ per oz
765
608                (26)
644
681
708               581
ZAR per kg
167 463
139 121 (20) 152 166
152 430
163 541 135 394
ZAR per tonne
200
183                 (9)
197
191
183 1              84
Cash operating profit/(loss) US$ million
0.6
1.8               (67)
(0.7)
2.4
(1.9) 1.4
ZAR million
3.5
13.0               (73)
(5.1)
16.5
(13.8) 10.0
Capital expenditure (net) US$ million
1.3
0.9               (44)
1.2               2.2
3.3                2.3
ZAR million
9.0
6.2               (45)
8.5
15.2
24.0              16.6
Gold production oz
Production oz
18 000
20 000
22 000
24 000
26 000
Mar 07
Jun 07
Sep 07
Dec 07
Revenue
Cash operating margin R million
Mar 07
Jun 07
Sep 07
Dec 07
50
75
100
125
Cash operating costs
oz
R million
KEY OPERATING AND FINANCIAL RESULTS

Total gold production was 11% lower at 22 089oz. This was due both to a 7% decline in underground gold production to 16 463oz and a 23% decline in surface gold production to 5 626oz.
While the average underground yield improved by 10% to 7.11g/t, underground throughput was 15% lower at 72 000t, reflecting the impact on underground production of both a main ventilation fan breakdown in October/November and the previously reported sub-shaft man-winder motor breakdown in December.
Surface throughput was steady at 504 000t, reflecting benefits flowing from the recent completion of infrastructure upgrades. The average surface yield was 22% lower at 0.35g/t, however, due to steps begun to improve the shape of the Cason Dump recovery face.
The effort that went into the reversal of negative trends from underground operations over to Christmas break realised a year-on-year production increase of 25% for the month of December.
Total cash operating costs were 26% higher at $765/oz as a result of lower gold production. Underground cash operating costs rose by 20% to
$777/oz and surface cash operating costs by 42% to $729/oz. Cash operating profit narrowed from R13.0 million to R3.5 million.
Capital expenditure rose by 45% to R9.0 million. Key items include repairs to the ventilation fan and man-winder motor, replacement of 900 metres of power feeder cable in the main vertical shaft, completion of the South West Vertical (“SWV”) Shaft pumping upgrade and capitalisation of some costs relating to the Far East Vertical (“FEV”) Shaft plugging project.
Following the completion of the SWV pumping upgrade, water from the Hercules Basin is now being pumped at a rate of between 13 and
17 megalitres a day. This contributes to a total of some 60 megalitres a day, the balance being pumped from the Central Witwatersrand Basin.
Completion of the FEV plugging project to isolate the FEV Shaft from rising water in the Central Witwatersrand Basin is scheduled for completion in March 2008.Work to reduce the ERPM plant footprint, with consequent rehabilitation cost benefits, has been finished.
Discontinued operations – Emperor Mines Limited
Tolukuma
Quarter
Quarter Quarter
6 months
6 months 6 months
Dec
Sep % Dec
to 31 Dec
to 30 Jun to 31 Dec
2007
2007 Change 2006
2007
2007 2006
Ore milled t'000
11
45               (76)
45                56
97                88
Yield g/t
9.64
6.91                 40
8.29
7.45
6.43             8.52
Gold produced oz
3 394
10 033 (66) 11 996
13 427
20 044 24 137
kg
106
311                (66)
373
417
624               750
Cash operating costs US$ per oz
1 336
1 017 (31) 827
1 098
914               831
ZAR per kg
292 887
233 707 (25) 195 319
248 751
210 732 193 969
ZAR per tonne
2 822
1 615 (75) 1 619
1 852
1 356 1 653
Cash operating loss US$ million
(1.7)
(0.9) (89) (1.0)
(2.6)
(3.2) (4.0)
ZAR million
(11.5)
(6.5) (77) (8.3)
(18.0)
(23.4) (29.1)
Capital expenditure (net) US$ million
0.1
2.1                  95              1.6
2.2
2.9                3.6
ZAR million
0.3
15.0                  98
11.8
15.3
20.5              26.1
Gold production for the quarter was 5% lower at 10 033oz reflecting an 8% decrease in ore milled. Production during the quarter was impacted by power supply issues which resulted in reduced operations in the mill and underground. DRDGOLD announced on 22 October 2007 that it had disposed of its entire interest in Emperor.
Porgera
Quarter
Quarter Quarter
6 months
6 months 6 months
Dec
Sep % Dec
to 31 Dec
to 30 Jun to 31 Dec
(20% share of Joint Venture)
2007
2007 Change 2006
2007
2007 2006
Ore milled t'000
–
–                   –
238                –
214               500
Yield g/t
–
–                   –
3.09                –
2.69             3.30
Gold produced oz
–
–                   –
23
664                –
18 525 53 043
kg
–
–                   –
736                –
576             1
649
Cash operating costs US$ per oz
–
–                   –
396                –
597               399
ZAR per kg
–
–                   –
93
834                –
139 262 93 117
ZAR per tonne
–
–                   –
290                –
375               307
Cash operating profit US$ million
–
–                   –
3.3                –
5.4               7.8
ZAR million
–
–                   –
24.2                –
37.4             56.4
Capital expenditure (net) US$ million
–
–                   –
2.8                –
3.8               4.5
ZAR million
–
–                   –
19.9                –
26.7             32.9
At a general meeing held on 27 July 2007, DRDGOLD shareholders approved the disposal by Emperor of its 20% interest in the Porgera Joint
Venture to a subsidiary of Barrick Gold Corporation for a purchase consideration of US$250.0 million. The sale transaction was completed on 17
Gold production oz
Production oz
15 000
19 000
21 000
25 000
27 000
Mar 07
Jun 07
Sep 07
Dec 07
23 000
17 000
Revenue
Cash operating margin R million
Mar 07
Jun 07
Sep 07
Dec 07
50
75
100
125
Cash operating costs
oz
R million

KEY OPERATING AND FINANCIAL RESULTS

August 20or
Vatukoula
Quarter
Quarter Quarter
6 months
6 months 6 months
Dec
Sep % Dec
to 31 Dec
to 30 Jun to 31 Dec
2007
2007 Change 2006
2007
2007 2006
Ore milled t'000
–
–                  –
37                  –
–               117
Yield g/t
–
–                  –
7.68                  –
–              7.03
Gold produced oz
–
–                  –
9
143                   –
  429          26
481
kg
–
–                  –
284                   –
13               823
Cash operating costs US$ per oz
–
–                  –
1
120                   –
–               807
ZAR per kg
–
–
–         265
169
–
–         188
436
ZAR per tonne
–
–                   –
2
035                   –
–             1
326
Cash operating profit/(loss) US$ million
–
–                   –
(4.1)
–
1.0             (5.8)
ZAR million
–
–                   –
(29.4)
–
7.1           (41.9)
Capital expenditure (net) US$ million
–
–                   –
3.3                  –
0.1               8.9
ZAR million
–
–                   –
24.7                  –
0.7             64.6
The sale of DRDGOLD’s interest in Emperor Mines Limited was completed on 22 October 2007.There have been no material changes to the
DRDGOLD’s Mineral Resource and Ore Reserve statement published in the annual report to the year ended 30 June 2007.
CASH OPERATING COSTS RECONCILIATION
South African Operations
Total Mine
R000 unless otherwise stated
Crown
ERPM
Blyvoor
Operations
Total cash costs
Dec 07 Qtr
93 557
120 769
172 440
386 766
Sep 07 Qtr 96 019 116 383 178 574 390 976
6 Mths to Dec 07 189 576 237 152 351 014 777 742
Movement in gold in process
Dec 07 Qtr
687
442
163
1 292
Sep 07 Qtr 422 (1 294) 211 (661)
6 Mths to Dec 07 1 109 (852) 374 631
Less: production taxes, rehabilitation
Dec 07 Qtr
3 664
2 224
1 518
7 406
and other Sep 07 Qtr 3 498 2 882 1 577 7 957
6 Mths to Dec 07 7 162 5 106 3 095 15 363
Less: retrenchment costs
Dec 07 Qtr
–
7
–
7
Sep 07 Qtr – 359 – 359
6 Mths to Dec 07 – 366 – 366
Less: corporate and general administration costs
Dec 07 Qtr
3 635
3 933
3 761
11 329
Sep 07 Qtr 3 632 3 890 3 802 11 324
6 Mths to Dec 07 7 267 7 823 7 563 22 653
Cash operating costs
Dec 07 Qtr
86 945
115 047
167 324
369 316
Sep 07 Qtr 89 311 107 958 173 406 370 675
6 Mths to Dec 07 176 256 223 005 340 730 739 991
Gold produced
Dec 07 Qtr
645
687
1 071
2 403
Sep 07 Qtr 758 776 1 239 2 773
6 Mths to Dec 07 1 403 1 463 2 310 5 176
Total cash operating costs – R/kg
Dec 07 Qtr
134 798
167 463
156 232
153 690
Sep 07 Qtr 117 825 139 121 139 956 133 673
6 Mths to Dec 07 125 628 152 430 147 502 142 966
Total cash operating costs – US$/oz
Dec 07 Qtr
617                      765                      715                     703
Sep 07 Qtr
515                     608                      611                     584

EXPLORATION AND DEVELOPMENT

6 Mths to Dec 07 562 681 659 639
South Africa
Blyvoor
An exploration drilling programme to evaluate the southwest, down-dip extension of the ore body south of the Boulder Dyke is predominantly in the opening-up phase.
Crown/ERGO
RSG Global's final independent competent person's report for the Elsburg Tailings Complex upgrades the resource from an indicated to a measured resource (171.6 million tons at 0.30 g/t). Subsequent work is being undertaken to define uranium and sulphur resources for the dams.
During the quarter, an additional 23 holes were drilled in an attempt to ensure that measured resources are declared.All sampling has been completed in the prescribed manner and submitted to an independent accredited laboratory for gold, uranium and sulphur assays.
Current exploration, concentrated on defining the uranium potential of the current deposition sites, involves drilling a minimum of 10 holes per dump.
To date, drilling has been undertaken at Rooikraal, Daggafontein and 3L8 dump.
ERPM
Prospecting from 73 East 4 for the major dip fault ahead of stoping operations did not intersect the fault at 65m in the 96.8m long borehole as expected. Drilling indicates that the fault has been laterally displaced by an east/west trending dyke.An additional hole will be drilled from 73 E1, north of the dyke, to verify the geological interpretation.
ERPM Extension 1 (Sallies)
The DME has approved the overstoping of the exploration development into ERPM Extension 1.This will permit the upgrading of the said area from a measured and indicated resource to a proven and probable reserve for the June 2008 annual ore reserve declaration.
During the quarter, prospecting was confined to the mining lease area. However, future drilling from 70 level footwall drive east will intersect reef, close to or within Extension 1.

DIRECTORS
(*British) (**Australian) (***American)
Executive:
Non-executives:
Company Secretary:
JWC Sayers (Chief Executive Officer) J Turk *** TJ Gwebu
Alternate:
Independent non-executives:
JH Dissel (Acting Chief Financial Officer) D Blackmur ** (Senior Non-Executive Director)
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker
For further information, contact John Sayers at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
2008 FINANCIAL YEAR
DRDGOLD LIMITED